ML MEDIA PARTNERS, L.P.
                             World Financial Center
                             South Tower, 23rd Floor
                             New York, NY 10080-6123



                                                                  March 4, 1999


             Re: Amendment to Smithtown Bay, LLC - 1999 Tender Offer
                 Partnership's Position and Recommendation

Dear Limited Partner of ML Media Partners, L.P.:

     ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"), has reviewed Amendment No. 1 dated February 25, 1999 (the
"Amendment")  to the  unsolicited  tender  offer  dated  January  27,  1999,  by
Smithtown Bay, LLC ("Smithtown") and Global Capital Management, Inc., to purchase up to 3.5% of the units of limited partnership interest (the "Units") of the Partnership. The Amendment provides for an increase in the price offered by Smithtown to $1,100 per Unit (less transfer fees and less cash distributions paid or declared to Limited Partners after January 1, 1999) and further provides that the Smithtown offer will expire on March 30, 1999. The Smithtown offer, as amended by the Amendment, is referred to herein as the "Amended Smithtown Offer." The Partnership has filed with the Securities and Exchange Commission (the "SEC") an Amendment No. 1 dated March 4, 1999 (the "Recommendation Amendment") to its Recommendation Statement on Schedule 14D-9 with respect to the Amended Smithtown Offer. We have enclosed a copy of the Recommendation Amendment with this letter and urge you to carefully and completely review it, together with the Recommendation Statement on Schedule 14D-9 dated February 9, 1999 (the "Recommendation Statement") previously provided to you. The Recommendation Statement, as amended by the Recommendation Amendment, is referred to herein as the "Amended Recommendation Statement."

     As more fully described in the Amended Recommendation Statement, the Partnership has concluded that the Amended Smithtown Offer is inadequate and not in the best interests of the Limited Partners. Accordingly, the Partnership recommends that Limited Partners reject the Amended Smithtown Offer and not tender any of their Units. Neither the Partnership's general partner, Media Management Partners (the "General Partner"), nor any of its officers, directors or affiliates intends to tender any of their Units pursuant to the Amended Smithtown Offer. However, for those Limited Partners who have an immediate need for liquidity or who conclude that the risks of continuing to hold Units are significant, the Amended Smithtown Offer may indeed be adequate and in their best interests. In addition, for those Limited Partners who desire to sell their Units, the Amended Smithtown Offer provides a higher price than that offered by the competing tender offer by Madison Liquidity Investors 104, LLC.

     In arriving at its recommendation, the Partnership reviewed the Amended Smithtown Offer and considered many factors, including the business, financial condition and prospects of the Partnership and the potential value of its remaining assets. The Partnership believes that all Limited Partners should carefully consider these and all other relevant facts and circumstances, including their own personal tax situation, liquidity needs and other financial considerations, and should review all available information before making a decision whether or not to tender their Units. Depending on, among other things,
(a) each Limited Partner's own consideration of such factors, (b) such Limited Partner's own assessment of the Amended Smithtown Offer and the relevant facts,
(c) such Limited Partner's willingness to accept the risks relating to the amount of proceeds that the Partnership will actually realize from the sales of the Partnership's remaining media properties (the "Media Properties") and (d) the amount and timing of any distributions of such proceeds and the Partnership's remaining assets, certain Limited Partners may determine that it is appropriate to tender their Units in the Amended Smithtown Offer. Factors that have been considered by the Partnership include the following, which are more fully discussed in the Amended Recommendation Statement:

     o Expected First Quarter 1999 Cash Distribution. Pursuant to the previously announced sales of the Partnership's radio stations in Anaheim, California and Cleveland, Ohio on January 4, 1999, and January 28, 1999, respectively, the Partnership on March 1, 1999, declared a distribution to Limited Partners in the amount of $337 per Unit that will be made by the end of the first calendar quarter of 1999. A portion of the distribution, consisting of $305 per Unit relating to distributable proceeds from the sales of the Anaheim and Cleveland radio stations, will be made to Limited Partners who were recorded on the Partnership's books as owning their Units during the period of January 4 through January 28, 1999. The balance of the distribution, consisting of $32 per Unit relating to certain amounts released from reserves created in connection with the prior sale of the Partnership's California cable system, will be made to Limited Partners of record on March 1, 1999. The Amended Smithtown Offer provides that Smithtown will deduct the total distribution from the cash amount Smithtown will pay to tendering Limited Partners.

     o Sales of Remaining Media Properties. The Partnership's Puerto Rico cable systems are owned in a 50-50 joint venture with Century Communications Corp., a public company currently seeking a buyer. The General Partner currently expects the Partnership to either sell its interest in the Puerto Rico cable systems in conjunction with the sale of Century Communications Corp. or, in 1999, to trigger the mechanism in the joint venture agreement to sell the Puerto Rico cable systems (or its interest therein). In either event, a sale may not be consummated until as late as 2000 or perhaps 2001. There can be no assurance, however, as to the price that the Partnership will ultimately realize from such sale or the timing of such sale. In addition, the Partnership is presently negotiating a sale of its Bridgeport, Connecticut radio combination, although there can be no assurance as to whether, when and on what terms such sale may be consummated. Limited Partners who tender their Units to Smithtown will not receive any economic benefit from such sales, if and when consummated by the Partnership, to the extent that benefit is not reflected in the Amended Smithtown Offer price.

     o The Value of the Partnership's Remaining Assets could be Significantly Higher than the Value Reflected in the Amended Smithtown Offer. The General Partner currently estimates that the net asset value of the Partnership, computed as of September 25, 1998, adjusted to reflect the actual sales prices of the Anaheim and Cleveland radio stations, is $1,150 per Unit. Such estimated net asset value takes into consideration the estimated value of the Partnership's Media Properties (including the Anaheim and Cleveland radio stations), its cash holdings, as well as its other assets and liabilities; and it reflects the Partnership's estimated fees and expenses to be incurred in connection with its remaining operations and the winding up of the Partnership, but does not reflect any potential costs, expenses or liabilities relating to the litigation more fully described in the Amended Recommendation Statement. In addition, although there can be no assurance that the Partnership's net asset value can or will be realized, or certainty as to the amount of future fees and expenses, the General Partner believes that it has used conservative assumptions in estimating the value of the remaining Media Properties. Furthermore, due to the recent strengthening of the market for cable systems generally, the General Partner believes that there is significant upside potential to the value it has assigned to the Puerto Rico cable systems. As a result, the Partnership believes that the actual proceeds received by the Partnership from the sales of its remaining Media Properties may be significantly higher than the values assumed in calculating the net asset value of the Partnership described above. Therefore, the Partnership has concluded that it would be better for a Limited Partner to hold its Units rather than to tender them pursuant to the Amended Smithtown Offer.

          However, there can be no assurance that changing market conditions or other factors will not have a negative impact on the value of the Partnership's cable systems in San Juan, Puerto Rico or its radio station combination in Bridgeport, Connecticut or its ability to sell either or both of such assets at any particular price or within any particular time frame. In addition, as further discussed in the Amended Recommendation Statement, the actual proceeds received by the Partnership from the sales of its Media Properties could be lower than estimated. Also, the pendency of the litigation described in the Amended Recommendation Statement, may delay distributions to Limited Partners.

          Therefore, Limited Partners who do not want to take the risks of changing market or other conditions or who want to liquidate their investment in the Partnership now and make other uses of the proceeds of their investment (rather than wait until the sales of the remaining Media Properties and the distributions of any distributable proceeds related to such sales, the timing of all of which is uncertain) may want to tender all or a portion of their Units.

          The Partnership's estimates and assumptions have not been reviewed by an independent appraiser or financial advisor.

     o Smithtown's Profit Motive. As set forth in the Amended Smithtown Offer, Smithtown is making the Amended Smithtown Offer for investment purposes and with the intention of making a profit from its purchase and ownership of the Units. Smithtown also stated that its intent is to acquire the Units at a discount to the value that Smithtown might ultimately realize from owning the Units. Please note that the Amended Smithtown Offer price, as provided by the Amendment, is $1,100 per Unit, reduced by the $50 transfer fee (per transfer, not per Unit) and further reduced by the amount of any distributions paid or declared with respect to the Units after January 1, 1999 (including the expected first quarter 1999 distribution of $337, described above).

     o No Established Market Valuations by Third Parties. Limited partnership interests are generally illiquid and there is no established trading market for the Units to provide established market valuations for the Units against which to compare the purchase price in the Amended Smithtown Offer. As further discussed in the Amended Recommendation Statement, secondary market activity for the Units, including privately negotiated sales, has been limited and sporadic. However, in late November 1998, Madison Liquidity Investors 104, LLC, a Delaware limited liability company unaffiliated with the Partnership and the General Partner ("Madison"), commenced its unsolicited tender offer (the "Madison Offer") to purchase up to 9.9% of the outstanding Units of the Partnership at a price of $750 per Unit (less transfer fees and less cash distributions, as described therein). Madison has announced that as of the close of business on February 9, 1999, 274 Units have been tendered and not withdrawn. (The Partnership has separately communicated to Limited Partners its position as to the Madison Offer.) In addition, also in late November 1998, Smithtown commenced its prior unsolicited tender offer (the "Prior Smithtown Offer") to purchase up to 4.8% of the then outstanding Units of the Partnership at a price of $950 per Unit (less transfer fees and less cash distributions as described therein). The Prior Smithtown Offer terminated on December 31, 1998, and Smithtown has announced that it purchased 2,582 Units pursuant to such prior offer, representing approximately 1.4% of the issued and outstanding Units.

     o Limitations on Recognition of Transfers in any Tax Year; Uncertainty as to Timing of Payment for Units Tendered. It has been and is the Partnership's practice to limit transfers within any tax year of the Partnership to no more than 4.8% of outstanding Units in order to stay within certain safe harbor tax provisions so that the Partnership is not classified as a "publicly traded partnership." Thus, notwithstanding that Smithtown seeks to acquire up to 3.5% of the outstanding Units, the actual number of Units tendered pursuant to the Amended Smithtown Offer that will be recognized for transfer by the Partnership in the 1999 tax year, after taking into account the number of other transfers recognized for such tax year (whether as a result of private sales, competing tender offers or the prior unsolicited tender offer made by Smithtown in late 1998 (the latter of which transfers already have been recognized in the Partnership's 1999 tax year)) could be considerably less than the number of Units sought. As of March 1, 1999, 4,626 Units (approximately 2.5% of outstanding Units) have been recognized for transfer in the Partnership's 1999 tax year. In addition, based on the terms of the Amended Smithtown Offer, Smithtown has stated that it will not pay for tendered Units until it has confirmed that it will become a registered owner on the books and records of the Partnership. Thus, although tendered Units may be withdrawn at any time prior to the Amended Smithtown Offer's expiration date (March 30, 1999, unless extended), it is uncertain when the transfer of certain Units tendered pursuant to the Amended Smithtown Offer, and not otherwise withdrawn, will be recognized and when such tendering Limited Partners will actually be paid.

     o Tendering Limited Partners Will Receive Schedule K-1s for 1999. Limited Partners who tender their Units in connection with the Amended Smithtown Offer will receive Schedule K-1 tax forms for the Partnership's tax year ending December 31, 1999.

     o Continuing Tax Allocations by the Partnership. Tendering Limited Partners will receive no additional economic benefit from any distributions paid or declared after January 1, 1999, but a tendering Limited Partner will receive any tax allocations from the Partnership relating to such distributions, as reflected on a Schedule K-1 tax form, until a transfer of such Limited Partner's Units is actually recognized by the Partnership, which period could, based on the terms of the Amended Smithtown Offer, extend beyond tax year 1999, depending on the number of Units presented by all tendering Limited Partners to the Partnership for transfer and the number of Units that have been previously recognized for transfer. Accordingly, with respect to the sales of the Anaheim and Cleveland stations, for example, the gain or loss from such sales will be reported on a Schedule K-1 tax form to Limited Partners (including tendering Limited Partners) from the Partnership, but tendering Limited Partners would not receive the economic benefit of the sale proceeds, except to the extent reflected in the value of the Amended Smithtown Offer price.

     o Other Limitations to Recognition of Transfers. The Second Amended and Restated Agreement of Limited Partnership, as amended, which governs the Partnership, contains other limitations applicable to the transfer of interests pursuant to restrictions established by the Federal Communications Commission and otherwise.

     o Limited Partners May Be Able to Sell Their Units at a Higher Price. The Partnership recommends that Limited Partners who seek current liquidity but do not wish to sell their Units pursuant to the Amended Smithtown Offer make their own inquiry as to alternative transactions that may be available, including among others, the informal secondary market for trading limited partnership interests, any proposed or pending tender offer by any other parties and any other offer that may be announced prior to the expiration of the Amended Smithtown Offer. There can be no assurance, however, that a Limited Partner will be able to sell its Units or achieve a higher price in an alternative transaction.

     In making its recommendation with respect to the Amended Smithtown Offer, the Partnership has not taken into account the tax consequences of, or the tax consequences to, individual Limited Partners as a result of accepting or rejecting the Amended Smithtown Offer; those tax consequences could vary significantly for each Limited Partner based on such Limited Partner's unique tax situation or other circumstances. In addition, the Partnership has not engaged any financial advisor to evaluate the terms of the Amended Smithtown
Offer or to determine whether the Amended Smithtown Offer is fair to Limited Partners.

     Each Limited Partner must make his, her, or its own decision whether to accept or reject the Amended Smithtown Offer. Limited Partners are urged to carefully review all the information contained in or incorporated by reference in the Amended Smithtown Offer, as well as the Partnership's publicly available annual, quarterly and other reports, and the Partnership's communications with Limited Partners. The Partnership urges Limited Partners to carefully consider all such information, as well as the information contained in the Partnership's Amended Recommendation Statement and to consider their own personal situation and consult with their own tax, financial or other advisors in evaluating the terms of the Amended Smithtown Offer before deciding to tender Units.

     Limited Partners should carefully and completely review the terms of all information available, including the terms of any competing offers, prior to deciding to tender Units.

     TO THE EXTENT THAT YOU HAVE ALREADY TENDERED UNITS TO SMITHTOWN PURSUANT TO ITS OFFER, WHETHER PRIOR TO OR AFTER THE DATE OF THE AMENDMENT, YOU SHOULD CONSIDER THAT YOU HAVE A RIGHT TO WITHDRAW YOUR TENDER BY FOLLOWING THE PROCEDURES SET FORTH UNDER "SECTION 4. WITHDRAWAL RIGHTS" IN SMITHTOWN'S OFFER TO PURCHASE DATED JANUARY 27, 1999, AS AMENDED ON FEBRUARY 25, 1999. The Offer to Purchase, as amended, provides that Units tendered pursuant to the Amended Smithtown Offer may be withdrawn at any time prior to the Amended Smithtown Offer's expiration date (March 30, 1999, unless extended). For withdrawal to be effective, a written notice of withdrawal must be timely received by Smithtown's transfer agent, MAVRICC Management Systems, Inc., Post Office Box 7090, Troy, Michigan 48007-7090. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Agreement of Transfer and Sale in the same manner as the Agreement of Transfer and Sale was signed and it must also contain a medallion signature guarantee.

     The Recommendation Statement, as amended by the Amendment thereto which is attached to this letter, expands upon the reasons for the position taken by the Partnership concerning the Amended Smithtown Offer, and contains additional information about the potential risks to Limited Partners from their continuing to hold their Units through the planned liquidation of the Partnership. We urge you to read the Amended Recommendation Statement, carefully.

     Certain statements in the foregoing discussion constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Partnership notes that a variety of factors, many of which are beyond its control, affect media property values and the Partnership's value, business prospects, and results and could cause actual results and experience to differ materially from the expectations and estimates expressed herein. These factors include, but are not limited to, the effect of changing economic and market conditions, generally, and particularly with respect to media businesses, generally, or in specific local markets where the Partnership's media properties are located, or on specific trends in business and finance and in investor sentiment, the level of volatility of interest rates, the actions undertaken by both current and potential or new competitors, the impact of and inherent uncertainties in current, pending and future legislation, regulation, and litigation, and the other risks and uncertainties described herein and in the Amended Recommendation Statement. The Partnership undertakes no responsibility to update publicly or revise any forward-looking statements.

     Please do not hesitate to call our Investor Services  Information Center at
(800) 288-3694 for assistance in any Partnership matter. Our Investor Services Information Center operates Monday through Friday, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Eastern time.

                            ML MEDIA PARTNERS, L.P.